AB 3/2

10027823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athem Securities, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Suite 300
(No. and Street)

Moon Township (City) PA (State) 15108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen A. Black 412-262-1680
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 2 0 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McLaughlin & Courson
(Name – *if individual, state last, first, middle name*)

8150 Perry Highway, Suite 201 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010

OATH OR AFFIRMATION

I, Karen A. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tammy L. Patterson, Notary Public
Moon Twp., Allegheny County
My Commission Expires Dec. 17, 2010
Member, Pennsylvania Association of Notaries

Signature

V.P. & Fin. Op.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTHEM SECURITIES INCORPORATED

ANTHEM SECURITIES INCORPORATED
P.O. BOX 926
MOON TOWNSHIP, PA 15108
PH: 412-262-1680, FAX: 412-262-7430

OATH OR AFFIRMATION

I, Karen A. Black, Vice President and Financial Operations Principal, of Anthem Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer "except as follows:" N/A

K. Black
Karen A. Black
Vice President and Financial Operations Principal

Subscribed and sworn to before me

This 25th day of Feb, 2010

Tammy L. Patterson
In and for the County of Allegheny
State of Pennsylvania.

My Commission Expires: 12-17-2010

(Seal)

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tammy L. Patterson, Notary Public
Moon Twp., Allegheny County
My Commission Expires Dec. 17, 2010
Member, Pennsylvania Association of Notaries

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

December 31, 2009 and 2008

McLaughlin & Courson
Certified Public Accountants

TABLE OF CONTENTS

McLaughlin & Courson
Certified Public Accountants
205 McKnight Park Drive
Pittsburgh, PA 15237
Phone: (412) 364-5100
Fax: (412) 364-5114

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Anthem Securities, Inc.

We have audited the accompanying statements of financial condition of Anthem Securities, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anthem Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note C of Notes to Financial Statements, the prior year financial statements have been restated.

McLaughlin & Courson

February 15, 2010

ANTHEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	2009	2008 (Restated)
Cash	$ 87,026	$ 96,628
Due from parent	6,725,942	8,314,070
Due from others	5,250	-
	$ 6,818,218	$ 8,410,698

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008 (Restated)
LIABILITIES		
Accrued liabilities-commissions	$ 6,722,154	$ 8,316,639
Accounts payable	3,788	7,033
Due to affiliates	5,250	-
	6,731,192	8,323,672
STOCKHOLDER'S EQUITY		
Common stock, $1 stated value, 500 shares authorized, issued and outstanding	500	500
Paid in capital	134,265	134,265
Retained earnings (deficit)	(47,739)	(47,739)
	87,026	87,026
	$ 6,818,218	$ 8,410,698

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2009 and 2008

		2009		2008 (Restated)
REVENUES				
Commissions	$	29,899,942	$	37,516,708
Intercompany revenues		404,809		467,653
		30,304,751		37,984,361
EXPENSES				
Program commissions		30,051,073		37,667,002
Other expenses		253,678		317,359
		30,304,751		37,984,361
NET INCOME	$	-	$	-

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2009 and 2008

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE AT JANUARY 1, 2008	$ 500	$ 134,265	$ (47,739)	$ 87,026
Net income	-	-	-	-
BALANCE AT DECEMBER 31, 2008	500	134,265	(47,739)	87,026
Net income	-	-	-	-
BALANCE AT DECEMBER 31, 2009	$ 500	$ 134,265	$ (47,739)	$ 87,026

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008 (Restated)
OPERATING ACTIVITIES		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Decrease (increase) in:		
Due from affiliates	1,588,128	(5,710,730)
Due from others	(5,250)	-
(Decrease) increase in:		
Accrued liabilities-Commissions	(1,594,485)	5,777,777
Accounts payable	(3,245)	(14,045)
Due to affiliates	5,250	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(9,602)	53,002
CASH AT BEGINNING OF YEAR	96,628	43,626
CASH AT END OF YEAR	$ 87,026	$ 96,628
SUPPLEMENTAL INFORMATION		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See accompanying notes.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority.

Anthem Securities, Inc. is a wholly owned subsidiary of AIC, LLC., a wholly owned subsidiary of Atlas Energy Operating Company, LLC (DE), a wholly owned subsidiary of Atlas Energy Resources, LLC ("ATN") (DE), which is a wholly owned subsidiary of Atlas Energy, Inc. (DE). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas and equipment leases limited or general partnerships in which a subsidiary of Atlas Energy, Inc. (DE) or its affiliated company is the managing general partner. Substantially all of the Company's revenues are derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas Energy, Inc. (DE) or its affiliates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities Transactions - The Company sells direct participation interests in oil and gas and equipment leases limited or general partnerships on a commission basis. The Company does not collect any cash from customers; rather, cash is paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

Generally accepted accounting principles require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at December 31, 2009 and 2008.

Income Taxes - Anthem Securities, Inc. joins with AIC, LLC in filing a consolidated federal income tax return with Atlas Energy, Inc. (DE). Generally, the consolidated current federal income tax liability is settled between the Company and its parent as if the Company had filed separate returns.

During the years ended December 31, 2009 and 2008, the Company did not have any net income.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C- CHANGE IN ACCOUNTING PRINCIPLE

The parent company of Anthem is responsible to provide the funds for payment of the commission earned and related expenses on the sale of various partnership interests. Anthem previously recorded income and related expenses when the parent company made available the funds for their payment. During the year ended December 31, 2009 the Company changed its accounting to record the income and related expenses when the investor was accepted as a partner by the selling partnership. The financial statements for December, 31, 2008 have been retroactively restated for the change which resulted in an increase of $8,314,070 in due from parent and commission income of $5,763,732 and an increase in accrued liabilities of $8,314,070 and program commissions and other expenses of $5,763,732. There was no retroactive change in net income or retained earnings. Management believes that this method more accurately reflects the Company's financial position.

NOTE D - RELATED PARTY TRANSACTIONS

Commissions Received and Paid

All of the Company's commission income is derived from the commissions on the sale of partnership units sponsored by a subsidiary of Atlas Energy, Inc. (DE) or affiliated company. Commission rates are 10.0% on the gross proceeds of the sale. Under agreements with the managing general partners, the Company may retain .5% of the gross proceeds from Reg D offerings of oil and gas partnerships.

Operating and Administrative Costs

The Company entered into an agreement with Atlas Resources, LLC (affiliated company) establishing that they are responsible for contributing capital to cover all operating and overhead expenses, as well as certain administrative expenses of the Company. The agreement also states that the Company is in no way obligated to repay them for such contributions. During the years ended December 31, 2009 and 2008, Anthem Securities. Inc. did not contribute towards the payment of its operating and administrative expenses.

NOTE E - CONCENTRATION OF CREDIT RISK

At various times during the years ended December 31, 2009 and 2008, the Company maintained bank accounts with statement balances in excess of the FDIC insured amount of $250,000.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following summarizes the Company's compliance with these regulations.

	2009	2008
Net capital	$ 77,988	$ 79,993
Deficient net capital	$(370,758)	$(474,918)
Net capital ratio	86 to 1	104 to 1

Additional information regarding net capital requirements are detailed in Note H – Subsequent Events.

NOTE G - REGULATORY EXEMPTIONS

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

NOTE H – SUBSEQUENT EVENTS

One January 19, 2010, the Company received a $400,000 capital contribution from its parent that brought the Company into compliance with the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1). As of January 19, 2010, the computation of the basic net capital requirement is as follows:

Net Capital	$ 487,026
Total aggregate indebtedness	$ 3,093,248
Minimum dollar net capital required (6 2/3% of Aggregate indebtedness)	$ 206,216
Minimum dollar net capital required	$ 5,000
Net capital requirement	$ 206,216
Excess net capital	$ 280,810
Excess net capital at 1000%	$ 177,701
Ratio: Aggregate indebtedness to net capital	6.35 to 1

McLaughlin & Courson
Certified Public Accountants
205 McKnight Park Drive
Pittsburgh, PA 15237
Phone: (412) 364-5100
Fax: (412) 364-5114

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Anthem Securities, Inc.

We have audited the accompanying financial statements of Anthem Securities, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 15, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule for the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaughlin & Courson

February 15, 2010

SUPPLEMENTARY INFORMATION

ANTHEM SECURITIES, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

NET CAPITAL

Total stockholders' equity	87,026
Deductions and/or charges:	
Non-allowable assets	
Net due to(from) affiliates	9,038
Total deductions and/or charges	9,038
Net capital before haircuts on securities positions (Tentative net capital)	77,988
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Trading and investment securities	
Debt securities	-
Other securities	-
	-
Undue concentrations	-
	-
Net capital	$ 77,988

ANTHEM SECURITIES, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued Liabilities-Commissions	$ 6,722,154
Accounts payable	3,788
Due to affiliates	5.250
Total aggregate indebtedness	$ 6,731,192

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 448,746
Minimum dollar net capital required	$ 5,000
Net capital requirement	$ 448,746
Deficient net capital	$ (370,758)
Deficient net capital at 1000%	$ (595,131)
Ratio: Aggregate indebtedness to net capital	86 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 77,988
Adjustment due to rounding	-
Net capital page 10	$ 77,988

McLaughlin & Courson
Certified Public Accountants
205 McKnight Park Drive
Pittsburgh, PA 15237
Phone: (412) 364-5100
Fax: (412) 364-5114

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Anthem Securities, Inc.

In planning and performing our audit of the financial statements and the supplemental schedule of Anthem Securities, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McLaughlin & Courson

February 15, 2010